Exhibit 99.1

September 14, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding Closing of Offering by our Fully Consolidated Subsidiary First Capital Realty Inc.

Further to the Company’s immediate report of September 4, 2014 (the “Immediate Report”) regarding the equity offering undertaken by First Capital Realty Inc. (“FCR”), the Company is pleased to report that on September 12, 2014, FCR announced the closing of the offering, pursuant to which it issued approximately 5.3 million shares at a price of C$ 19.06 per share (for total consideration of approximately C$ 100 million).

The offering included 883,000 shares that were issued to a subsidiary of the Company for a total consideration of approximately C$ 16.8 million.

With the completion of the offering, the Company now holds (directly and indirectly) approximately 95.1 million FCR shares comprising 44.25% of its issued and outstanding share capital (39.9% on a fully diluted basis).

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.